Exhibit 99.1

FF301 Page 1 of 12 v 1.2.1 Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities For the month ended: 30 April 2026 Status: New Submission To : Hong Kong Exchanges and Clearing Limited Name of Issuer: Pony AI Inc. (A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability) Date Submitted: 07 May 2026 I. Movements in Authorised / Registered Share Capital 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 02026 Description Class A Ordinary Shares Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 498,911,230 USD 0.0005 USD 249,455.62 Increase / decrease (-) 20,000,000 USD 10,000 Balance at close of the month 518,911,230 USD 0.0005 USD 259,455.62 2. Class of shares WVR ordinary shares Type of shares B Listed on the Exchange (Note 1) No Stock code (if listed) N/A Description Class B Ordinary Shares Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 81,088,770 USD 0.0005 USD 40,544.39 Increase / decrease (-) USD Balance at close of the month 81,088,770 USD 0.0005 USD 40,544.39 Total authorised/registered share capital at the end of the month: USD 300,000.01 Remarks: 26-13910-1 C2.1 P1

FF301 Page 2 of 12 v 1.2.1 The re-designation of 20,000,000 undesignated shares into Class A Ordinary Shares on a one-for-one basis was approved at the extraordinary general meeting held on April 2, 2026. Please refer to the Company's circular and poll result annoucement dated February 5, 2026 and April 2, 2026, respectively. 26-13910-1 C2.1 P2

FF301

II. Movements in Issued Shares and/or Treasury Shares and Public Float Sufficiency Confirmation

1. Class of shares	WVR ordinary shares	Type of shares	A	Listed on the Exchange (Note 1)	Yes	
Stock code (if listed)	02026	Description	Class A Ordinary Share			

	Number of issued shares (excluding treasury shares)	Number of treasury shares	Total number of issued shares
Balance at close of preceding month	352,452,783	0	352,452,783
Increase / decrease (-)	0	0	
Balance at close of the month	352,452,783	0	352,452,783

Public float sufficiency confirmation (Note 4)

Pursuant to Main Board Rule 13.32D(1) or 19A.28D(1) / GEM Rule 17.37D(1) or 25.21D(1), we hereby confirm that, in relation to the class of shares as set out above, as at the close of the month:

- [x] the applicable public float requirement (see below) has been complied with
- [ ] the applicable public float requirement (see below) has not been complied with

The applicable minimum public float requirement for the class of shares as set out above pursuant to Main Board Rule 13.32B or 19A.28B / GEM Rule 17.37B or 25.21B (as the case may be) is:

Applicable public float threshold	Initial Prescribed Threshold - the minimum percentage of public float prescribed at the time of listing (please specify the percentage in "Minimum prescribed public float at the time of listing" below)
Minimum prescribed public float at the time of listing	Percentage: 10% of the total number of issued shares in the class to which the listed shares belong (excluding treasury shares)
Additional information	

2. Class of shares	WVR ordinary shares	Type of shares	B	Listed on the Exchange (Note 1)	No	
Stock code (if listed)	N/A	Description	Class B Ordinary Share			

	Number of issued shares (excluding treasury shares)	Number of treasury shares	Total number of issued shares
Balance at close of preceding month	81,088,770	0	81,088,770
Increase / decrease (-)	0	0	
Balance at close of the month	81,088,770	0	81,088,770

Remarks:

Page 3 of 12

v 1.2.1

26-13910-1 C2.1 P3

FF301 Page 4 of 12 v 1.2.1 Opening and closing balances of Class A ordinary shares shown above are including 909,769 and 0 Class A ordinary shares which are registered in the name of our depositary bank satisfying any future exercise or vesting of awards granted under the 2016 Share Plan respectively. 26-13910-1 C2.1 P4

FF301 Page 5 of 12 v 1.2.1 III. Details of Movements in Issued Shares and/or Treasury Shares (A). Share Options (under Share Option Schemes of the Issuer) 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 02026 Description Class A Ordinary Share Particulars of share option scheme Number of share options outstanding at close of preceding month Movement during the month Number of share options outstanding at close of the month Number of new shares issued during the month pursuant thereto (A1) Number of treasury shares transferred out of treasury during the month pursuant thereto (A2) Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month The total number of shares which may be issued or transferred out of treasury upon exercise of all share options to be granted under the scheme at close of the month 1). 2016 Share Plan (adopted by our Company on December 3, 2016 and amended in 2019 and 2020) 1,326,188 Others -15,000 1,311,188 1,311,188 0 General Meeting approval date (if applicable) 2). 2026 Share Scheme (adopted by our Company on April 2, 2026, as amended from time to time) 0 Granted 15,000 15,000 15,000 34,352,856 General Meeting approval date (if applicable) Increase in issued shares (excluding treasury shares): WVR ordinary shares A (AA1) Decrease in treasury shares: WVR ordinary shares A (AA2) Total funds raised during the month from exercise of options: USD 24,750 Remarks: Others: -15,000 refers to 15,000 options exercised during the month. The exercise of 15,000 options was settled using the Class A ordinary shares registered in the name of our depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under the 2016 Share Plan. 26-13910-1 C2.1 P5

FF301 Page 6 of 12 v 1.2.1 (B). Warrants to Issue Shares of the Issuer Not applicable 26-13910-1 C2.1 P6

FF301 Page 7 of 12 v 1.2.1 (C). Convertibles (i.e. Convertible into Shares of the Issuer) Not applicable 26-13910-1 C2.1 P7

FF301 Page 8 of 12 v 1.2.1 (D). Any other Agreements or Arrangements to Issue Shares of the Issuer, including Options (other than Share Option Schemes) 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 02026 Description Class A Ordinary Share Description of other agreements or arrangements General Meeting approval date (if applicable) Number of new shares issued during the month pursuant thereto (D1) Number of treasury shares transferred out of treasury during the month pursuant thereto (D2) Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month 1). 2016 Share Plan - Restricted Share Unit Award (adopted by our Company on December 3, 2016 and amended in 2019 and 2020) 5,751,594 2). 2026 Share Scheme - Restricted Share Unit Award (adopted by our Company on April 2, 2026, as amended from time to time) 8,986,299 Increase in issued shares (excluding treasury shares): WVR ordinary shares A (DD1) Decrease in treasury shares: WVR ordinary shares A (DD2) Remarks: (1) As of 30 April 2026, 5,751,594 shares of the issuer may be issued pursuant to the restricted share units granted under 2016 Share Plan. 983,410 restricted share units granted under 2016 Share Plan were vested during the month. 455,026 restricted share units granted under 2016 Share Plan were lapsed during the month. (2) As of 30 April 2026, 8,986,299 shares of the issuer may be issued pursuant to the restricted share units granted under 2026 Share Scheme. 8,988,299 restricted share units under 2026 Share Scheme were granted during the month. 2,000 restricted share units granted under 2026 Share Scheme were lapsed during the month. 26-13910-1 C2.1 P8

FF301 Page 9 of 12 v 1.2.1 (E). Other Movements in Issued Shares and/or Treasury Shares Not applicable Total increase/ decrease (-) in issued shares (excluding treasury shares) during the month (i.e. Total of AA1 to EE1): WVR ordinary shares A Total increase/ decrease (-) in treasury shares during the month (i.e. Total of AA2 to EE2): WVR ordinary shares A 26-13910-1 C2.1 P9

FF301 Page 10 of 12 v 1.2.1 IV. Information about Hong Kong Depositary Receipt (HDR) Not applicable 26-13910-1 C2.1 P10

FF301 Page 11 of 12 v 1.2.1 V. Confirmations Pursuant to Main Board Rule 13.25C / GEM Rule 17.27C, we hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued, or the treasury shares sold or transferred by the issuer during the month as set out in Parts III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and carried out in compliance with all applicable listing rules, laws and other regulatory requirements and, insofar as applicable: (Note 5) (i) all money due to the listed issuer in respect of the issue of securities, or sale or transfer of treasury shares has been received by it; (ii) all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 5); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with all other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue, sale or transfer; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies. Submitted by: NG Tung Ching Raphael Title: Company Secretary (Director, Secretary or other Duly Authorised Officer) 26-13910-1 C2.1 P11

FF301 Page 12 of 12 v 1.2.1 Notes 1. The Exchange refers to The Stock Exchange of Hong Kong Limited. 2. In the case of repurchase of shares (shares repurchased and cancelled) and redemption of shares (shares redeemed and cancelled), "date of event" should be construed as "cancellation date". In the case of repurchase of shares (shares held as treasury shares), "date of event" should be construed as "date on which shares were repurchased and held by the issuer in treasury". 3. The information is required in the case of repurchase of shares (shares repurchased for cancellation but not yet cancelled) and redemption of shares (shares redeemed but not yet cancelled). Please state the number of shares repurchased or redeemed during the month or in preceding month(s) but pending cancellation as at close of the month as a negative number. 4. "Initial Prescribed Threshold”, "Alternative Threshold” and "market value" have the meanings ascribed thereto under Main Board Rule 13.32A or 19A.28A / GEM Rule 17.37A or 25.21A. See also Main Board Rule 13.32D(4) or 19A.28D(4) / GEM Rule 17.37D(4) or 25.21D(4) on the basis of the public float disclosure. 5. Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, or the treasury shares sold or transferred, no further confirmation is required to be made in this return. 6. “Identical” means in this context: ． the securities are of the same nominal value with the same amount called up or paid up; ． they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ． they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects. 26-13910-1 C2.1 P12